SO 3/6/03

03012993

VF3-5-03

UNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Kendrick Street Suite 200
(No. and Street)

Needham	MA	02494
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon (781) 707-8537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110-9862
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR - 3 2003
WASH. D.C. 181 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick W. McKeon
Signature

Senior Vice President, CFO
Title

Kathleen Gee
Notary Public KATHLEEN GEE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.
(A Wholly-Owned Subsidiary of Upromise, Inc.)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of Upromise Investments, Inc.

In our opinion the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company") (a wholly-owned subsidiary of Upromise, Inc. (the "Parent")), at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for its intangible assets.

The Company, as disclosed in the notes to the financial statement, has significant transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2003

Upromise Investments, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 474,921
Cash segregated under federal and other regulations	40,838,491
Interest receivable	28,713
Accounts receivable	50,410
Prepaid expenses	9,056
Securities owned, at fair value	3,300
Intangible asset, net	153,455
Total assets	$ 41,558,346

Liabilities and Stockholder's Equity

Payable to customers	$ 40,808,622
Accrued expenses	5,000
	40,813,622
Common Stock, $.01 par; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	669,619
Retained earnings	75,104
Total stockholder's equity	744,724
Total liabilities and stockholder's equity	$ 41,558,346

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

In March 2002, the Company was chosen by The Board of Trustees of the College Savings Plans of Nevada to serve as manager of, and the transfer and servicing agent for, its college savings program. The program is to be operated and administered as a "Qualified State Tuition Program" under Section 529 of the Internal Revenue Code of 1986, as amended (a "529 Plan"). Additionally, the Company provides broker-dealer services to individuals who become members of the Parent's service. The Parent operates a consumer savings loyalty network that allows the Parent's members to save for college tuition and other expenses when they purchase goods or services from merchants participating in the Parent's services. In addition to allowing members (customers of the company) to invest rebates in the Nevada 529 Plan, the Company enters into marketing and services agreements with managers of other 529 Plans which allow members to invest rebates in such other plans.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Risks and Uncertainties

The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving business model, a limited operating history, market acceptance of new solutions and services, legislative changes impacting the 529 college savings market, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2003. The statement of financial condition does not include any adjustments that might result from the potential effects of these uncertainties. See also Note 3.

Cash Segregated Under Federal and Other Regulations

The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned

Security transactions are recorded on a trade date basis. Securities owned by the Company consist entirely of an investment in the NASDAQ Stock Market, Inc. This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value approximated cost of $3,300 at December 31, 2002.

Payable to Customers
Payable to customers arise from cash received by the Company from the Parent's merchant participants on the customers' behalf.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to each subsidiary as if it were a separate tax payer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax assets and liabilities resulting from the income tax allocations are recorded as receivable from or payable to the Parent.

Intangible Assets
Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization was ceased beginning January 1, 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Annually, the Company reviews the asset for potential impairment. The Company has concluded that there is no impairment as of December 31, 2002. Had the Company not been required to adopt SFAS No. 142, amortization expense would have been approximately $63,500 for the year ended December 31, 2002.

3. Related Party Transactions

The Company has an overhead expense and service agreement with the Parent whereby the Parent will provide all necessary business operation functions without cost or reimbursement to the Parent. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services. The Company may, in its sole discretion, repay the Parent, provided such repayment would not result in the Company's net capital falling below 120% of its minimum requirement under Rule 15c3-1. The Company has agreed that it will not make any additional payments to the Parent for such expenses incurred through December 31, 2002.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2002, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2002, the Company had net capital of $528,503, which was $278,503 in excess of its required net capital of $250,000. There were no customer debit balances at December 31, 2002.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense for the period ended December 31, 2002, is as follows:

	Current	Deferred	Total
Federal	$ 57,772	$ -	$ 57,772
State	19,561	-	19,561
	$ 77,333	$ -	$ 77,333

The Company utilized a net operating loss carryforward of approximately $12,000 during the year ended December 31, 2002. The associated deferred tax asset had been fully reserved for at December 31, 2001.